Exhibit 99.5

NOVADAQ TECHNOLOGY INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 20, 2011

REPORT ON PROXIES

	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Election of Directors	10,097,204	0	39,949	0	5,286,838	99.61%	0.00%	0.39%
Appointment of Auditors	15,423,091	0	900	0	0	99.99%	0.00%	0.01%
Reconfirmation and Approval of Unallocated Options under the Corporation’s Stock Option Plan	10,082,099	55,054	0	0	5,286,838	99.46%	0.54%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	32
TOTAL SHARES ISSUED & OUTSTANDING:	32,631,899
TOTAL SHARES VOTED:	15,423,991
TOTAL % OF SHARES VOTED:	47.27%

/S/ JOSETTE KOFFYBERG	/S/ MARY ANN SOMBIR
JOSETTE KOFFYBERG	MARY ANN SOMBIR
SCRUTINEER	SCRUTINEER